SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 5)

SAUER-DANFOSS INC.
(Name of Subject Company)

DANFOSS ACQUISITION, INC.
A Wholly Owned Subsidiary of
DANFOSS A/S

 (Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Danfoss A/S
Niels B. Christiansen, Chief Executive Officer
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Uri Doron, Esq. Reed Smith LLP 599 Lexington Avenue New York, NY 10022 Tel: (212) 521-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$164,634,666	$11,738.46

*
The transaction valuation is estimated solely for purposes of calculating the filing fee.  The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Sauer-Danfoss Inc. (the “Company”) not beneficially owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (the “Danfoss Group”), at a purchase price of $14.00 per Share, net to the seller in cash. Accordingly to the Company’s annual report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 4, 2010, 48,389,406 Shares were outstanding as of March 1, 2010, of which 36,629,787 are held by the Danfoss Group.  Accordingly, this calculation assumes the purchase of 11,759,619 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,109.61	Filing Party: Danfoss A/S
Form or Registration No.: Schedule TO-T	Date Filed: March 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

           This Amendment No. 5 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on March 10, 2010, by Danfoss Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Parent”).  The Schedule TO relates to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries (the “Danfoss Group”) at $13.25 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9, 11 and 13.

(1)           The Offer Price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, is increased from $13.25 per Share to $14.00 per Share, net to the seller in cash, without interest and less any required withholding taxes.

(2)           The Expiration Date of the Offer is extended to 12:00 midnight, New York City time, on Thursday, April 22, 2010 (which is the end of the day on April 22, 2010). As of 5:00 p.m., New York City time on Thursday, April 8, 2010, approximately 3,862,368 shares had been tendered and not withdrawn (including 71,019 shares tendered pursuant to a notice of guaranteed delivery).

(3)           The press release announcing the increase in the Offer Price and the extension of the Offer is attached hereto as Exhibit (a)(1)(xv) and is incorporated herein by reference.

Item 1.    Summary Term Sheet.

Item 1004(a) of Regulation M-A

(1)           The first sentence of the response to the question “How much are you offering to pay for my securities and what is the form of payment?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“We are offering to pay $14.00 per share of the Company’s common stock, net to the seller in cash, without interest and less applicable withholding taxes.”

(2)           The first paragraph of the response to the question “What is the market value of my shares as of a recent date?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“On April 8, 2010, the last sale price of the Company’s common stock reported on the New York Stock Exchange, or the NYSE, was $13.50 per share. On December 18, 2009, the last full trading day before we notified the board of directors of the Company of our intention to commence the offer, the last sale price of the Company’s common stock reported on the NYSE was $8.44 per share. On September 21, 2009, the last trading day three months prior to our notification to the board of directors of the Company of our intention to commence the offer, the last sale price of the Company’s common stock reported on the NYSE was $6.87 per share. The following table sets forth for the periods indicated in 2009 and 2010 the intraday high and low sale prices per share on the NYSE as reported in published financial sources:

	High	Low
2009
First Quarter	$10.13	$2.43
Second Quarter	7.08	2.37
Third Quarter	8.19	4.50
Fourth Quarter	12.68	6.71
2010
First Quarter	$13.30	$11.10
Second Quarter (through April 8, 2010)	13.63	13.25	”

(3)           The first two sentences of the response to the question “Do you have the financial resources to pay for the shares?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“Yes. We estimate that we will need approximately $165.6 million to purchase all shares of common stock of the Company validly tendered in the offer, to pay related fees and expenses and to pay the consideration for the acquisition of all the shares of the Company that are not tendered in the offer, and to satisfy equity awards required to be paid out in connection with the offer or the second step merger, if any.”

(4)           The first paragraph of the response to the question “How long do I have to decide whether to tender in the offer?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“You have until the expiration of the offer to tender. The offer currently is scheduled to expire at midnight, New York City time, on April 22, 2010 (which is the end of the day on April 22, 2010), although it may be extended from time to time, in which case we will make a public announcement.”

(5)           The following is hereby added immediately before the question “Until what time can I withdraw tendered shares?” in the “Summary Term Sheet” of the Offer to Purchase:

“If I already tendered my shares before the offer price was increased, do I have to do anything now?

No. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Offer. Stockholders are not required to take any further action with respect to such tendered shares in order to receive the offer price of $14.00 per share if shares are accepted for payment and paid for by us pursuant to the offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. See “The Offer — Section 3 — Procedure for Tendering Shares.””

Item 2.  Subject Company Information

Item 1002(a)-(c) of Regulation M-A

(1)           The first two paragraphs in “The Offer — Section 6 — Price Range of Shares; Dividends” of the Offer to Purchase is hereby amended and restated as follows:

“The Shares are listed and principally traded on the NYSE under the symbol “SHS.” The following table sets forth for the periods indicated the intraday high and low sale prices per Share on the NYSE as reported in published financial sources:

Calendar Year	High	Low	Dividend Declared
2008
First Quarter	$25.41	$17.68	$0.18
Second Quarter	37.93	22.23	0.18
Third Quarter	35.10	22.63	0.18
Fourth Quarter	24.75	5.52	0.18
2009
First Quarter	$10.13	$2.43	$0.00
Second Quarter	7.08	2.37	0.00
Third Quarter	8.19	4.50	0.00
Fourth Quarter	12.68	6.71	0.00
2010
First Quarter	$13.30	$11.10	$0.00
Second Quarter (through April 8, 2010)	13.63	13.25	0.00

On April 8, 2010, the last sale price of the Shares reported on the NYSE was $13.50 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.”

Item 4.  Terms of the Transaction

Item 1004(a) of Regulation M-A

(1)           The third paragraph in “Special Factors — Section 11 — Interests of Certain Persons in the Offer” of the Offer to Purchase is hereby amended and restated as follows:

“Performance Units and Restricted Stock.  Certain officers of the Company hold awards of unearned performance units, which were issued in 2008, that are payable in shares of common stock at the end of the performance period, December 31, 2010.  The payout value is dependent upon the Company’s return on net asset performance over a three year period and if the minimum performance is not reached, no payout is earned.  On April 6, 2010, the Board, acting on the recommendation of the Compensation Committee, approved a conditional amendment in the format of the payout for any earned performance units. Under the terms of the amendment, if the Offer and subsequent merger is completed, the outstanding performance units will be automatically amended to provide for a cash payout of any earned performance units at the final Offer Price. We do not expect such amendment to have a material impact since it is unlikely that the Company will satisfy the required threshold in which payouts would be earned. There are 186,130 performance units outstanding from 2008.  Additionally, acting on the recommendation of the Compensation Committee, the Board on April 6, 2010, removed the transfer restrictions from 33,000 shares of restricted common stock of the Company that had been granted to the non-employee directors of the Company in 2007, 2008, and 2009. Sven Ruder, President and Chief Executive Officer of the Company, holds 1,500 of these shares, which he received in 2008 when he served as a non-employee director of the Company prior to his becoming the Company’s President and Chief Executive Officer on January 1, 2009. Such shares comprise all of the restricted shares of Company common stock held by members of the Board as of April 6, 2010. Such share hares were awarded to the non-employee directors of the Company pursuant to individual award agreements, each of which imposed restrictions on transfer that were set to expire three years from the date of grant. As a result, the directors will be permitted to tender such shares in the Offer for the cash consideration payable to all tendering stockholders.”

Item 7.  Source and Amount of Funds

Item 1007(a), (b) and (d) of Regulation M-A

(1)           The first paragraph in “Special Factors — Section 10 — Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated as follows:

“We estimate that we will need approximately $165.6 million to purchase all shares of common stock of the Company validly tendered in the Offer, to pay related fees and expenses and to pay consideration for the acquisition of all shares of the Company that are not tendered in the Offer and to satisfy equity awards required to be paid out in connection with the Offer or any second step merger, if any. Parent will provide all of such funds. The Offer is not subject to a financing condition.”

Item 12.  Exhibits

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(xv)	Press Release issued by Parent and the Purchaser on April 9, 2010.
Item 13.  Information Required by Schedule 13E-3

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements

Item 1005(c) and (e) of Regulation M-A

 (1)           The following is hereby added immediately after the paragraph that begins “On March 10, 2010, we commenced the Offer” in “Special Factors — Section 1 — Background” of the Offer to Purchase:

“On March 19, 2010, the Company filed with the SEC its Schedule 14D-9 and Transaction Statement on Schedule 13E-3 (the “Company 13E-3”) with respect to the Offer.  Subsequently, on each of March 31, 2010, and April 5, 2010, the Company filed with the SEC amendments to such Schedule 14D-9 and Company 13E-3 to provide additional information in response to comments received by the Company from the Staff of the SEC.  As stated in the Schedule 14D-9 and Company 13E-3, as amended, and based on the reasons set forth therein, the Special Committee determined that the Offer was substantively and procedurally fair to the unaffiliated stockholders of the Company and recommend that the Company’s stockholders accept the Offer and tender their shares pursuant to the Offer.

At 8:30 a.m. New York City time on April 8, 2010, we announced an extension of the Offer to April 9, 2010, in light of the additional information provided by the Company in its April 5, 2010, amendment to the Schedule 14D-9 and Company 13E-3. The depositary for the Offer informed us that, as of 5:00 p.m. on Wednesday, April 7, 2010, approximately 3,905,688 shares had been tendered and not withdrawn (including 71,019 shares tendered pursuant to a notice of guaranteed delivery).

On April 1, 2010, at 5:45 p.m. New York City time, Mason Capital Management LLC (“Mason”), issued a press release stating that it then held 1.94 million Shares (approximately 17% of the outstanding shares not owned by the Danfoss Group) and that it did not intend to tender its Shares in the Offer.  Mason also sent to K&E a draft of a letter, addressed to the Special Committee, indicating that, in its view, based on Lazard’s analysis, the Offer was inadequate and undervalued the Company.  K&E forwarded the letter to Reed Smith which forwarded the letter to Parent.  On April 2, 2010, K&E and Reed Smith discussed the Mason press release and letter and its implications on the Offer.  No further action was taken at that time by Parent or the Purchaser in response to the Mason letter.

On April 7, 2010, at 12:45 p.m. New York City time, Mason issued a second press release, reiterating its position that the $13.25 per Share Offer Price undervalued the Company and that it would not tender its Shares at that price.  Later on April 7, 2010, Reed Smith and K&E briefly discussed the status of the Offer and the number of Shares that had been tendered through the close of business on April 7, 2010.

On April 8, 2010, at 9:00 a.m., K&E, Lazard, Reed Smith and the Altman Group discussed by telephone the status of the Offer and actions the parties should take to encourage stockholders, including Mason, to tender their shares in the Offer.  Reed Smith then reported to Parent.  As a result of these discussions, the parties agreed that Parent and/or Lazard would contact Mason to discuss the Offer and the Offer Price.

In the afternoon of April 8, 2010, K&E informed Reed Smith of separate telephone calls K&E and Lazard had had with different representatives of Mason. K&E informed Reed Smith that, in each of these conversations, the Offer and the Offer Price had been discussed and that, while Mason had initially indicated that it would not tender its Shares at any price and intended to hold its Shares as a long term investor, Mason subsequently indicated instead that it would not tender its Shares in the Offer unless there were a meaningful increase in the Offer Price. Also during the course of the day, K&E, Reed Smith and Lazard had additional telephone conversations regarding actions the parties should take to encourage stockholders, including Mason, to tender their Shares in the Offer.

Following further discussions among Reed Smith and Parent in the evening of April 8, 2010, and the morning of April 9, 2010, in which Reed Smith informed Parent of Mason’s discussions with K&E and Lazard, and after further assessing the status of the Offer which was scheduled to expire at 5:00 p.m. April 9, 2010, Parent determined to raise the Offer Price to $14.00 per Share.  Reed Smith informed K&E of this decision on the morning of April 9, 2010.  On the afternoon of April 9, 2010, Parent issued a press release to inform stockholders of the Offer Price of $14.00 per Share, which represents the last and best Offer Price, and to extend the Offer to midnight on Thursday, April 22, 2010 (which is the end of the day on April 22, 2010).  In order to ensure that all stockholders of the Company received the information simultaneously, Parent did not discuss, or authorize the discussion of, the increase in the Offer Price with Mason or any other stockholder prior to issuing the press release.”

Item 8 of Schedule 13E-3. Fairness of the Transaction

Item 1014 of Regulation M-A

 (1)           The first bullet point of the second paragraph in “Special Factors — Section 3 — Our Position Regarding Fairness of the Transaction” of the Offer to Purchase is hereby amended and restated as follows:

“●	The Offer Price of $14.00 per Share represents a premium of approximately:

•	65.9% over the closing price of the Shares on December 18, 2009, the last trading day prior to the date on which we notified the Board of our intention to make the Offer;

•	53.9% over the one week mean closing price of the Shares prior to the date on which we notified the Board of our intention to make the Offer;

•	52.4% over the one month mean closing price of the Shares prior to the date on which we notified the Board of our intention to make the Offer;

•	67.3% over the three month mean closing price of the Shares prior to the date on which we notified the Board of our intention to make the Offer; and

•	99.0% over the six month mean closing price of the Shares prior to the date on which we notified the Board of our intention to make the Offer.”

(2)           The eighth paragraph in “Special Factors — Section 4 — Summary of Ladenburg Premium Analysis” of the Offer to Purchase is hereby amended and restated as follows:

“As discussed above in “Special Factors — Section 3 — Our Position Regarding Fairness of the Transaction,” the Offer Price of $14.00 represents a premium of 65.9% over the one day prior closing price of the Shares on the NYSE, 53.9% over the one week mean closing price of the Shares on the NYSE and 52.4% over the one month mean closing price of the Shares on the NYSE, each determined using the closing price on December 18, 2009, the last trading day prior to the date we notified the Board of our intention to make the Offer. Such premiums are within or exceed the ranges of premiums observed by Ladenburg in their analysis of other transactions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2010

DANFOSS ACQUISITION, INC.

By:	/s/ Anders Stahlschmidt
Name:	Anders Stahlschmidt
Title:	Vice President, Secretary, Treasurer

DANFOSS A/S

By:	/s/ Anders Stahlschmidt
Name:	Anders Stahlschmidt
Title:	General Counsel

EXHIBIT INDEX
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 10, 2010 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(iv)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(v)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(vi)
Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(vii)
Letter dated December 21, 2009 to the board of directors of the Company (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by the Purchaser, Parent and Danfoss Murmann Holding A/S with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(viii)
Press Release issued by Parent and the Purchaser on December 22, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(ix)
Press Release issued by Parent and the Purchaser on January 8, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 8, 2010).

(a)(1)(x)
Press Release issued by Parent and the Purchaser on January 15, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 15, 2010).

(a)(1)(xi)
Press Release issued by Parent and the Purchaser on March 9, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on March 9, 2010).

(a)(1)(xii)
Summary Advertisement as published on March 10, 2010, in the Investor’s Business Daily (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(xiii)

Press Release issued by Parent and the Purchaser on March 29, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 1, filed by Parent and the Purchaser with the Securities and Exchange Commission on March 29, 2010).

(a)(1)(xiv)

Press Release issued by Parent and the Purchaser on April 8, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 4, filed by Parent and the Purchaser with the Securities and Exchange Commission on April 8, 2010).

(a)(1)(xv)	Press Release issued by Parent and the Purchaser on April 9, 2010.

(a)(5)(i)
2010 through 2012 Consolidated Financial Projections of the Company (included as Schedule E to the Offer to Purchase filed as    Exhibit (a)(1)(i)) to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March  10, 2010).

(a)(5)(ii)
Complaint of Kenneth R. Loiselle et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc. and Danfoss A/S, filed in the Court of Chancery of the State of Delaware, dated December 23, 2009 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(iii)
Complaint of Laurie Forrest et al., v. Sauer-Danfoss Inc., Sven Ruder, Niels B. Christiansen, Jorgen M. Clausen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Frederik Lotz, Sven Murmann, Steven H. Wood and Danfoss A/S, filed in the Court of Chancery in the State of Delaware, dated December 23, 2009 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(iv)
Complaint of John and Michelle Freise et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated December 23, 2009 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(v)
Complaint of Scott Crouthamel et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated February 10, 2010 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(vi)
Amended and Consolidated Complaint, In Re Sauer Danfoss Inc., filed in the Court of Chancery of the State of Delaware, dated April 1, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 3, filed by Parent and the Purchaser with the Securities and Exchange Commission on April 5, 2010).

(b)(1)
Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(b)(2)
Amendment No. 1, dated as of January 4, 2010, to Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(c)(1)

Ladenburg Premium Analysis, dated December 24, 2009 (included as Schedule D to the Offer to Purchase filed as Exhibit (a)(1)(i)) to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(f)
Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(i)) to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).